Data through May 31, 2013

Conestoga Small Cap

Ticker	Status	Yield	Total Assets	Mstar Category
CCASX	Open	0.1%	$446 mil	Small Growth

Morningstar Analyst Rating 04-26-13

Silver

Morningstar Pillars

Process	Positive
Performance	Positive
People	Positive
Parent	Positive
Price	Positive

Morningstar Analyst Rating

Morningstar evaluates mutual funds based on five key pillars, which its analysts believe lead to funds that are more likely to outperform over the long term on a risk-adjusted basis.

Analyst Rating Spectrum

Gold Silver Bronze Neutral Negative

Pillar Spectrum

Positive Negative Neutral

Historical Profile

Return Above Avg
Risk Low
Rating ★★★★ Above Avg

Investment Style
Equity
Stock %

2005	2006	2007	2008	2009	2010	2011	2012	05-13
97%	97%	93%	96%	98%	97%	96%	97%	93%



26.8
22.8
18.0
14.0
10.0

▼ Manager Change
▽ Partial Manager Change

Growth of $10,000
▬ Investment Values of Fund
— Investment Values of S&P 500

Performance Quartile (within Category)

History

2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	05-13	History
10.48	14.01	16.36	16.95	18.44	19.11	13.82	17.84	22.12	22.62	24.98	28.72	NAV
—	33.60	18.83	4.39	9.45	6.43	-27.38	29.09	23.99	4.55	11.00	14.97	Total Return %
—	4.92	7.95	-0.52	-6.34	0.94	9.62	2.63	8.93	2.44	-5.00	-0.40	+/-S&P 500
—	-14.94	4.52	0.24	-3.90	-0.62	11.16	-5.38	-5.10	7.46	-3.59	-3.20	+/-Russ 2000 Gr
—	0.00	0.00	0.00	0.00	0.19	0.29	0.00	0.00	0.00	0.10	0.00	Income Return %
—	33.60	18.83	4.39	9.45	6.24	-27.67	29.09	23.99	4.55	10.90	14.97	Capital Return %
—	87	18	65	58	55	2	74	71	4	75	67	Total Rtn % Rank Cat
0.00	0.00	0.00	0.00	0.00	0.03	0.05	0.00	0.00	0.00	0.02	0.00	Income $
0.01	0.00	0.27	0.13	0.11	0.49	0.00	0.00	0.00	0.51	0.10	0.00	Capital Gains $
—	1.54	1.60	1.35	1.35	1.15	1.10	1.10	1.10	1.10	1.10	—	Expense Ratio %
—	-0.85	-0.43	-0.35	-0.26	-0.01	0.39	0.01	-0.26	-0.36	-0.50	—	Income Ratio %
—	32	26	24	19	14	23	14	23	18	16	—	Turnover Rate %
2	4	5	11	21	30	33	79	126	185	317	446	Net Assets $mil

Performance 05-31-13

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Total
2009	-7.96	19.10	11.68	5.44	29.09
2010	2.24	-5.04	11.32	14.73	23.99
2011	8.77	3.03	-17.59	13.20	4.55
2012	9.90	-0.40	0.57	0.84	11.00
2013	13.93	—	—	—	—

Trailing	Total Return%	+/- S&P 500	+/- Russ 2000 Gr	%Rank Cat	Growth of $10,000
3 Mo	7.16	-1.06	-2.55	72	10,716
6 Mo	17.40	0.97	-4.18	64	11,740
1 Yr	23.16	-4.12	-7.70	82	12,316
3 Yr Avg	18.23	1.36	0.77	27	16,527
5 Yr Avg	9.38	3.95	1.69	15	15,656
10 Yr Avg	10.48	2.90	0.58	25	27,092
15 Yr Avg	—	—	—	—	—

Tax Analysis	Tax-Adj Rtn%	%Rank Cat	Tax-Cost Rat	%Rank Cat
3 Yr (estimated)	18.06	20	0.14	37
5 Yr (estimated)	9.26	11	0.11	34
10 Yr (estimated)	10.29	14	0.17	13

Potential Capital Gain Exposure: 25% of assets

Rating and Risk

Time Period	Load-Adj Return %	Morningstar Rtn vs Cat	Morningstar Risk vs Cat	Morningstar Risk-Adj Rating
1 Yr	23.16			
3 Yr	18.23	+Avg	-Avg	★★★★
5 Yr	9.38	+Avg	Low	★★★★★
10 Yr	10.48	+Avg	Low	★★★★
Incept	11.34			

Other Measures	Standard Index S&P 500	Best Fit Index Russ 2000 Gr
Alpha	-0.2	3.2
Beta	1.12	0.83
R-Squared	79	91
Standard Deviation	17.60	
Mean	18.23	
Sharpe Ratio	1.04	

Portfolio Analysis 05-31-13

Share change since 04-13 Total Stocks:47	Sector	PE	Tot Ret%	% Assets
CoStar Group, Inc.	Real Est	—	25.11	3.86
Proto Labs Inc	Industrl	50.8	40.13	3.50
Tyler Technologies, Inc.	Technology	64.1	42.46	3.24
Stamps.com, Inc.	Cnsmr Cyc	20.9	51.27	3.11
Sun Hydraulics Corp	Industrl	23.3	25.12	2.97
⊕ Bottomline Technologies,	Technology	—	4.70	2.85
Pros Holdings, Inc.	Technology	—	58.17	2.82
⊕ Raven Industries, Inc.	Industrl	21.1	15.36	2.81
ACI Worldwide, Inc.	Technology	38.9	6.45	2.63
Neogen Corporation	Hlth care	50.5	20.19	2.62
⊕ HealthStream, Inc.	Technology	90.1	10.16	2.61
⊕ Balchem Corporation	Basic Mat	35.1	31.71	2.49
⊕ Geospace Technologies Co	Technology	20.8	-2.26	2.45
⊕ Advent Software, Inc.	Technology	49.5	55.19	2.42
Align Technology, Inc.	Hlth care	—	28.83	2.41
⊕ Advisory Board Company	Industrl	87.0	12.87	2.37
Abaxis, Inc.	Hlth care	38.5	18.63	2.33
⊕ Simpson Manufacturing	Industrl	36.0	-10.73	2.28
Stratasys Ltd	Technology	—	4.87	2.23
Sourcefire, Inc.	Technology	—	18.51	2.13

Current Investment Style

Value Blnd Growth; Large Mid Small

Market Cap	%
Giant	0.0
Large	0.0
Mid	13.7
Small	54.6
Micro	31.7
Avg $mil:	1,203

Value Measures		Rel Category
Price/Earnings	25.47	1.26
Price/Book	3.31	1.40
Price/Sales	3.32	2.44
Price/Cash Flow	17.41	1.88
Dividend Yield %	0.56	0.80

Growth Measures	%	Rel Category
Long-Term Erngs	18.41	1.17
Book Value	16.71	1.88
Sales	12.35	1.88
Cash Flow	12.48	0.90
Historical Erngs	11.29	1.31

Profitability	%	Rel Category
Return on Equity	14.69	1.23
Return on Assets	10.21	2.25
Net Margin	10.38	1.46

Sector Weightings	% of Stocks	Rel S&P 500	3 Year High	3 Year Low
Cyclical	18.36	0.64		
BasicMat	4.56	1.49	3	1
CnsmrCyc	7.87	0.92	10	2
FinanSvs	1.89	0.12	3	2
Real Est	4.04	2.77	5	4
Sensitive	68.80	1.58		
CommSrvs	0.00	0.00	—	—
Energy	3.87	0.36	10	4
Industrl	25.75	2.26	32	23
Technlgy	39.18	2.23	42	37
Defensive	12.84	0.47		
CnsmrDef	2.11	0.17	3	1
Hlthcare	10.73	0.91	14	10
Utilities	0.00	0.00	—	—

Composition - Net

Cash	4.6
Stocks	95.5
Bonds	0.0
Other	0.0
Foreign (% of Stock)	4.5

Morningstar's Take by Janet Yang, CFA 04-26-13

The wheels have been set into motion for a management transition at Conestoga Small Cap.

Conestoga Capital recently announced that its cofounder and this fund's comanager, William Martindale, plans to retire in summer 2014. In the meantime, Martindale will continue managing the fund with comanager and cofounder Robert Mitchell for the rest of 2013. Martindale will start tapering off his responsibilities at the beginning of 2014, at which point the firm plans to add Joe Monahan to the fund's manager roster. Monahan has been part of this firm's close-knit, four-member investment team since 2008. As one of the comanagers on Conestoga Mid Cap CCMGX, the firm's market-cap extension of this successful flagship fund, Monahan is also well versed in this fund's investment process.

The long lead time to Martindale's retirement helps ensure that the fund's process remains soundly intact. (Mitchell's more than decade-long tenure on the fund accomplishes this as well.) Investors should expect the fund's quality-oriented and disciplined strategy to remain consistent throughout and after the transition. This includes investing only in companies with at least a 15% return on equity. (The portfolio's average ROE currently stands at 15.7% versus the small-growth's 11% average.) The team's investments generally also have strong balance sheets and significant ownership by insiders.

Since the fund's late-2002 inception through March 2013, the team's approach has produced an 11.4% annualized gain that outpaces more than two thirds of its small-growth peers. Even more impressive, that result has come in with a 17.3% standard deviation that's lower than more than 90% of its competitors. Unsurprisingly given the fund's quality bent, the fund earns much of its value in rockier markets: It outpaces the category average in 72% of down markets but only 32% of up markets.

While Martindale's leadership at the firm will be missed, Conestoga has the right people in place to help the fund continue its successful record into the future.

Address:	Conestoga Funds Radnor, PA 19087 800-320-7790
Web Address:	www.conestogacapital.com
Inception:	10-01-02
Advisor:	Conestoga Capital Advisors, LLC
Subadvisor:	None
NTF Plans:	Fidelity Retail-NTF, Fidelity Institutional-NTF, Schwab OneSource, Vanguard-NTF

Minimum Purchase:	$2500	Add: $0	IRA: $2500
Min Auto Inv Plan:	$500	Add: —	
Sales Fees:	No-load		
Management Fee:	1.20%		
Actual Fees:	Mgt:1.20%	Dist: —	
Expense Projections:	3Yr:$375	5Yr:$659	10Yr:$1467
Income Distribution:	Annually		

Disclosures:

The Conestoga Small Cap Fund can be purchased fund direct, or is available through most major mutual fund platforms. Please visit www.conestogacapital.com or contact Conestoga Capital Advisors for additional instructions. Conestoga Small Cap Fund characteristics are generated by Morningstar. Performance is based upon closing NAV calculation on listed dates and represents past performance.

Past performance does not guarantee future results and current performance may be lower or higher than the performance quoted. Performance data includes reinvestment of dividends. Investment returns and principal value of an investment in Conestoga Small Cap Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. For the Fund's daily NAV, list of additional holdings, total return as of the most recent month-end and a copy of the Fund's prospectus, please visit www.conestogacapital.com or call 1-800-320-7790. The prospectus contains information about the Fund's investment objective, risks, charges, and expenses which an investor should consider before investing.

(1) Although the Fund has adopted a Shareholder Servicing Plan that will allow the Fund to pay an annual fee of up to 0.25% of its average daily net assets for providing services to the Fund's shareholders, the Fund does not expect to pay any Shareholder Servicing Fees in the current fiscal year.

(2) Conestoga Capital Advisors, LLC (the Adviser) has contractually agreed to limit the Fund's net annual operating expenses to 1.10% of the Fund's average daily net assets until at least February 1, 2014, subject to termination at any time at the option of the Fund.